VEON Q3'2023 factbook Average and closing rates of functional currencies to USD Index sheet Long Name ISO code 3Q23 3Q22 YoY 3Q23 3Q22 YoY Consolidated VEON Pakistan Rupee PKR 293.13 221.56 (32.3%) 287.73 228.48 (25.9%) Customers Bangladeshi Taka BDT 108.95 96.24 (13.2%) 110.06 101.24 (8.7%) Ukraine Ukraine Hryvnia UAH 36.57 34.98 (4.5%) 36.57 36.57 - Pakistan Kazakhstan Tenge KZT 455.03 475.34 4.3% 474.47 476.89 0.5% Kazakhstan Uzbekistan Som UZS 11,885.82 10,935.30 (8.7%) 12,175.07 11,014.01 (10.5%) Bangladesh Kyrgyzstan Som KGS 88.09 81.30 (8.4%) 88.71 80.18 (10.6%) Uzbekistan Russian Ruble RUB 94.09 59.43 (58.3%) 97.41 57.41 (69.7%) Georgia Lari GEL 2.62 2.82 7.3% 2.68 2.84 5.5% Euro EUR 0.92 0.99 7.5% 0.95 1.02 7.3% Average rates Closing rates

VEON Q3'2023 factbook

index page

(in **USD** millions, unless stated otherwise, unaudited)

Consolidated*	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	FY20	FY21	FY22
Total revenue	**913**	**966**	**983**	**988**	**968**	**957**	**890**	**940**	**884**	**916**	**945**	**3,482**	**3,850**	**3,755**
Service revenue	**876**	**928**	**944**	**942**	**925**	**919**	**854**	**901**	**852**	**882**	**913**	**3,355**	**3,690**	**3,600**
Mobile data revenue	**397**	**424**	**443**	**449**	**453**	**454**	**395**	**421**	**413**	**432**	**461**	**1,409**	**1,714**	**1,723**
EBITDA	**442**	**448**	**502**	**448**	**446**	**464**	**380**	**458**	**385**	**415**	**444**	**1,625**	**1,840**	**1,747**
EBITDA margin (%)	**48.4%**	**46.4%**	**51.0%**	**45.3%**	**46.0%**	**48.5%**	**42.7%**	**48.7%**	**43.6%**	**45.3%**	**47.0%**	**46.7%**	**47.8%**	**46.5%**
EBIT (Operating profit)	254	256	284	956	231	224	339	369	205	242	259	855	1,751	1,163
Profit/(Loss) before tax	131	124	124	813	211	113	134	342	36	188	184	405	1,192	801
Net income/(loss) attributavle to VEON shareholders	129	101	145	299	(140)	135	(512)	355	342	251	448	(349)	674	(162)
CAPEX	193	189	149	277	177	206	187	263	90	171	131	1,785	808	832
LTM CAPEX / LTM Total revenue	65.5%	78.7%	133.4%	21.0%	20.3%	20.8%	22.2%	22.1%	20.3%	19.6%	17.8%	24.5%	21.0%	20.3%
Unlevered Free Cash Flow	164	156	307	142	117	145	285	199	191	186	239	694	769	746
Equity Free Cash Flow after licenses	9	(59)	168	(52)	(56)	(282)	168	16	(22)	(44)	122	30	66	(154)

Notes:

For definitions please see VEON Ltd.'s trading update published on its website on the date hereof

* Full-year amounts restated for two previous years from the last reported full year; quarterly amounts restated for two previous years from the reported year

VEON Q3'2023 factbook index page (in millions) Mobile customers* 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Pakistan 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 66.4 72.6 73.7 Bangladesh 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 33.2 35.1 37.6 Ukraine 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 25.9 26.2 24.8 Uzbekistan 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 6.8 7.1 8.4 Kazakhstan 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 9.5 9.9 10.6 Other 3.1 3.2 3.3 3.3 3.4 2.1 2.2 1.9 2.0 1.9 1.9 3.3 3.3 1.9 Total 148.6 149.7 152.3 154.1 158.0 156.7 157.2 156.9 157.7 155.8 156.1 145.1 154.1 156.9 Fixed-line broadband customers* 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Pakistan - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - Ukraine 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 Uzbekistan - - - - - - - - - - - - - - Kazakhstan 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.5 0.6 0.6 Other 0.0 0.0 0.0 0.0 - - - - - - - 0.0 0.0 - Total 1.7 1.7 1.7 1.8 1.8 1.8 1.7 1.8 1.8 1.8 1.8 1.6 1.8 1.8 * Full-year amounts restated for two previous years from the last reported full year; quarterly amounts restated for two previous years from the reported year

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 245 257 270 282 276 252 219 224 228 235 238 933 1,055 971 Service revenue 243 256 269 280 274 251 218 222 227 234 236 928 1,048 965 EBITDA 167 173 183 181 171 156 126 123 135 139 152 630 704 575 EBITDA margin (%) 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 67.5% 66.8% 59.2% EBIT (Operating profit) 125 135 139 136 105 102 91 89 100 103 109 470 535 387 CAPEX 39 53 44 68 23 35 51 67 21 38 44 179 204 176 MOBILE Total revenue 227 239 251 262 257 236 204 209 214 221 222 869 980 906 Service revenue 227 239 251 262 257 236 204 209 214 221 222 869 980 906 Data revenue 137.2 143.0 151.1 159.0 151.5 136.0 118.6 120.3 122.3 127.9 131.6 489 590 527 Subscribers (mln) 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 25.9 26.2 24.8 ARPU (USD) 2.9 3.1 3.2 3.3 3.3 3.1 2.8 2.8 2.9 3.0 3.1 n.a. n.a. n.a. MOU (min) 633 620 595 621 624 568 559 563 554 565 547 n.a. n.a. n.a. Data usage (Mb/user) 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% 4.7% 3.6% 3.2% n.a. n.a. n.a. FIXED-LINE Total revenue 16 17 17 18 17 15 14 13 13 13 14 59 68 59 Service revenue 16 17 17 18 17 15 14 13 13 13 14 59 68 59 Broadband revenue 10 11 11 11 10 9 7 8 9 9 9 38 43 35 Broadband customers (mln) 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 Broadband ARPU (USD) 3.1 3.1 3.1 3.1 2.9 2.6 2.2 2.3 2.6 2.7 2.7 n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 6,842 7,094 7,275 7,537 7,874 7,370 7,656 8,192 8,346 8,609 8,711 25,158 28,748 31,092 Service revenue 6,807 7,061 7,231 7,473 7,822 7,340 7,602 8,130 8,294 8,549 8,637 25,020 28,571 30,893 EBITDA 4,658 4,783 4,915 4,839 4,871 4,555 4,391 4,484 4,921 5,085 5,542 16,979 19,196 18,301 EBITDA margin (%) 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 67.5% 66.8% 58.9% EBIT (Operating profit) 3,501 3,715 3,737 3,631 2,980 2,992 3,153 3,258 3,656 3,767 3,979 12,678 14,584 12,384 CAPEX 1,077 1,462 1,190 1,822 659 1,032 1,815 2,453 780 1,395 1,616 4,851 5,551 5,960 MOBILE Total revenue 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 7,830 8,066 8,136 23,418 26,712 29,014 Service revenue 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 7,830 8,066 8,136 23,418 26,712 29,014 Data revenue 3,837 3,946 4,066 4,243 4,323 3,980 4,134 4,400 4,472 4,679 4,812 13,191 16,092 16,837 Subscribers (mln) 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 25.9 26.2 24.8 ARPU (UAH) 81.6 84.3 86.1 88.0 93.1 89.9 96.3 103.3 105.5 110.2 111.6 n.a. n.a. n.a. MOU (min) 633 620 595 621 624 568 559 563 554 565 547 n.a. n.a. n.a. Data usage (Mb/user) 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% 4.7% 3.6% 3.2% n.a. n.a. n.a. FIXED-LINE Total revenue 451 464 465 480 483 449 477 470 463 483 501 1,602 1,859 1,879 Service revenue 451 464 465 480 483 449 477 470 463 483 501 1,602 1,859 1,879 Broadband revenue 291 295 297 298 297 266 273 290 319 326 334 1,030 1,180 1,127 Broadband customers (mln) 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.1 Broadband ARPU (UAH) 85.3 85.0 84.3 83.2 82.1 75.0 79.8 85.5 93.6 97.3 99.7 n.a n.a n.a Additional KPI's 4G network coverage 87% 89% 89% 90% 90% 93% 93% 94% 94% 94% 95% 86% 90% 94% 4G mobile customer penetration 38% 40% 44% 46% 49% 47% 50% 53% 55% 54% 57% 36% 46% 53% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof

Pakistan

index page

(in **USD** millions, unless stated otherwise, unaudited)

MOBILE	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	FY20	FY21	FY22
Total revenue	347	370	349	341	338	325	289	332	269	271	279	1,233	1,408	1,285
Service revenue	318	340	320	307	306	296	263	304	246	248	258	1,134	1,285	1,169
Data revenue	129.0	135.7	137.2	132.4	138.8	137.0	122.1	123.5	110.6	108.5	115.7	426	534	521
EBITDA	156	161	173	153	158	152	120	224	122	128	124	612	643	654
EBITDA margin (%)	44.9%	43.5%	49.5%	44.8%	46.8%	46.8%	41.3%	67.6%	45.2%	47.2%	44.3%	49.7%	45.7%	50.9%
EBIT (Operating profit)	99	100	96	80	92	89	56	158	66	78	74	397	374	395
CAPEX	92	89	58	79	84	57	27	91	14	36	23	249	318	258
Subscribers (mln)	69.2	69.8	71.4	72.6	75.0	75.5	75.0	73.7	73.7	71.2	70.5	66.4	72.6	73.7
ARPU (USD)	1.6	1.6	1.5	1.4	1.4	1.3	1.2	1.3	1.1	1.1	1.2	n.a.	n.a.	n.a.
MOU (min)	464	450	431	437	428	422	396	416	427	443	427	n.a.	n.a.	n.a.
Data usage (Mb/user)	4,539	4,940	5,064	4,815	5,215	5,530	5,724	5,898	5,950	5,995	6,647	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	5.4%	4.6%	5.1%	3.5%	5.5%	6.7%	8.0%	6.5%	7.8%	6.4%	n.a.	n.a.	n.a.

(in **Local Currency** billions, unless stated otherwise, unaudited)

MOBILE	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	FY20	FY21	FY22
Total revenue	55.0	57.2	57.3	59.4	60.1	63.5	64.2	73.9	69.7	77.6	81.5	199	229	262
Service revenue	50.4	52.5	52.5	53.6	54.3	57.7	58.4	67.7	63.6	70.8	75.3	183	209	238
Data revenue	20.5	20.9	22.5	23.1	24.6	26.8	27.1	27.5	28.6	31.0	33.8	69	87	106
EBITDA	24.7	24.8	28.4	26.6	28.1	29.7	26.5	49.8	31.5	36.7	36.1	99	105	134
EBITDA margin (%)	44.9%	43.4%	49.6%	44.8%	46.8%	46.8%	41.2%	67.4%	45.2%	47.2%	44.2%	49.8%	45.7%	51.2%
EBIT (Operating profit)	15.6	15.4	15.7	13.9	16.4	17.5	12.3	34.9	17.2	22.2	21.6	64	61	81
CAPEX	14.6	13.7	9.5	13.9	14.9	11.2	6.0	20.3	3.7	10.2	6.8	40	52	52
Subscribers (mln)	69.2	69.8	71.4	72.6	75.0	75.5	75.0	73.7	73.7	71.2	70.5	66.4	72.6	73.7
ARPU (PKR)	246.0	249.4	245.5	246.0	243.6	253.5	256.0	300.1	284.6	322.9	351.7	n.a.	n.a.	n.a.
MOU (min)	464	450	431	437	428	422	396	416	427	443	427	n.a.	n.a.	n.a.
Data usage (Mb/user)	4,539	4,940	5,064	4,815	5,215	5,530	5,724	5,898	5,950	5,995	6,647	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	5.4%	4.6%	5.1%	3.5%	5.5%	6.7%	8.0%	6.5%	7.8%	6.4%	n.a.	n.a.	n.a.

Additional KPI's														
4G network coverage	54%	55%	55%	55%	56%	63%	64%	65%	66%	66%	67%	59%	55%	65%
4G mobile customer penetration (3 Months active)	41%	44%	47%	48%	49%	51%	54%	56%	58%	59%	61%	38%	48%	56%

Notes:

For definitions please see VEON Ltd.'s trading update published on its website on the date hereof

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 128 137 150 154 141 160 166 169 175 188 204 479 569 636 Service revenue 124 134 145 147 136 155 160 163 169 182 199 470 550 613 EBITDA 66 72 86 83 66 88 85 82 92 104 118 265 307 321 EBITDA margin (%) 51.5% 52.3% 57.6% 54.2% 46.5% 55.3% 51.1% 48.3% 52.5% 55.4% 57.6% 55.3% 54.0% 50.4% EBIT (Operating profit) 38 46 58 54 41 63 56 52 67 84 92 160 196 212 CAPEX 21 24 24 66 14 19 39 50 16 26 33 119 135 123 MOBILE Total revenue 106 115 128 130 130 144 112 134 139 151 168 401 478 519 Service revenue 102 111 122 123 124 140 106 127 134 145 162 392 459 497 Data revenue 57.5 65.2 69.3 73.2 74.3 85.7 56.1 77.0 81.4 90.2 104.2 199 265 293 Subscribers (mln) 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 9.5 9.9 10.6 ARPU (USD) 3.6 3.9 4.2 4.1 4.0 4.7 3.4 4.0 4.2 4.5 4.9 n.a. n.a. n.a. MOU (min) 311 334 326 309 314 298 284 262 237 248 239 n.a. n.a. n.a. Data usage (Mb/user) 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% 7.3% 5.6% 6.0% n.a. n.a. n.a. FIXED-LINE Total revenue 22 23 23 24 12 15 54 36 36 37 37 78 91 117 Service revenue 22 23 23 24 12 15 54 36 36 37 37 78 91 116 Broadband revenue 10 10 11 11 10 11 11 13 14 14 15 34 42 45 Broadband customers (mln) 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.5 0.6 0.6 Broadband ARPU (USD) 6.7 6.8 6.7 6.5 5.7 6.2 6.2 6.7 7.0 7.0 7.3 n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 53,702 58,855 63,930 66,022 64,436 70,716 78,710 79,196 79,417 84,452 93,026 197,775 242,509 293,057 Service revenue 52,167 57,349 61,624 63,119 61,769 68,614 75,933 76,080 76,947 81,780 90,395 194,071 234,259 282,396 EBITDA 27,678 30,796 36,809 35,777 30,233 39,092 40,180 38,279 41,702 46,820 53,730 109,373 131,060 147,784 EBITDA margin (%) 51.5% 52.3% 57.6% 54.2% 46.9% 55.3% 51.0% 48.3% 52.5% 55.4% 57.8% 55.3% 54.0% 50.4% EBIT (Operating profit) 15,774 19,629 24,693 23,401 18,694 28,031 26,758 24,363 30,560 37,777 42,014 66,310 83,497 97,846 CAPEX 8,652 10,232 10,173 28,611 6,561 8,551 18,535 23,407 7,143 11,625 14,954 49,495 57,667 57,054 MOBILE Total revenue 44,490 49,157 54,282 55,809 59,002 63,902 53,194 62,492 63,226 67,863 76,377 165,489 203,738 238,589 Service revenue 42,976 47,700 51,994 52,913 56,380 61,834 50,455 59,416 60,768 65,209 73,789 161,873 195,583 228,084 Data revenue 24,157.3 27,929.2 29,495.2 31,463.6 33,883.6 37,924.2 26,644.7 36,031.4 37,016.1 40,484.0 47,421.8 82,383 113,045 134,484 Subscribers (mln) 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 9.5 9.9 10.6 ARPU (KZT) 1,501.0 1,658.8 1,776.9 1,781.4 1,818.2 2,061.1 1,612.7 1,866.7 1,901.6 2,029.7 2,245.8 n.a. n.a. n.a. MOU (min) 311 334 326 309 314 298 284 262 237 248 239 n.a. n.a. n.a. Data usage (Mb/user) 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% 7.3% 5.6% 6.0% n.a. n.a. n.a. FIXED-LINE Total revenue 9,212 9,698 9,648 10,213 5,434 6,814 25,516 16,704 16,191 16,590 16,649 32,286 38,771 54,468 Service revenue 9,191 9,649 9,630 10,206 5,389 6,781 25,478 16,663 16,179 16,570 16,607 32,198 38,676 54,312 Broadband revenue 4,173 4,465 4,481 4,598 4,478 4,815 5,351 5,932 6,199 6,152 6,616 14,572 17,716 20,577 Broadband customers (mln) 0.51 0.52 0.54 0.56 0.58 0.60 0.62 0.64 0.65 0.66 0.66 0.5 0.6 0.6 Broadband ARPU (KZT) 2,797 2,913 2,836 2,787 2,610 2,723 2,937 3,141 3,196 3,131 3,339 n.a n.a n.a Additional KPI's 4G network coverage 77% 79% 80% 81% 82% 84% 86% 87% 88% 88% 89% 76% 81% 87% 4G mobile customer penetration 56% 59% 62% 64% 66% 69% 69% 68% 69% 71% 73% 54% 64% 68% Notes: In Kazakhstan, allocation of revenues between mobile and fixed-line business in 1Q22 and 2Q22 was reversed in 3Q22 without any impact on total revenues within either of these periods nor for the full year of 2022 For definitions please see VEON Ltd.’s trading update published on its website on the date hereof

Bangladesh

index page

(in **USD** millions, unless stated otherwise, unaudited)

MOBILE	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	FY20	FY21	FY22
Total revenue	135	140	145	143	144	148	144	140	138	144	146	537	564	576
Service revenue	132	137	143	141	142	146	141	138	136	142	144	527	553	566
Data revenue	35.3	39.9	43.9	41.4	42.5	46.7	47.0	48.3	46.7	50.7	53.0	133	160	184
EBITDA	55	56	62	61	55	56	53	46	50	54	56	228	235	210
EBITDA margin (%)	41.1%	40.3%	42.5%	42.7%	38.2%	37.5%	37.3%	32.9%	36.3%	37.8%	38.5%	42.4%	41.6%	36.5%
EBIT (Operating profit)	18	10	15	14	11	6	108	(10)	(4)	(0)	5	74	57	115
CAPEX	26	16	12	35	47	57	49	43	30	37	20	126	88	196
Subscribers (mln)	34.3	34.4	34.8	35.1	35.9	36.3	37.0	37.6	38.7	39.1	39.9	33.2	35.1	37.6
ARPU (USD)	1.3	1.3	1.4	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.2	n.a.	n.a.	n.a.
MOU (min)	222.7	220.2	221.3	219.1	213.3	216.0	216.0	207.6	202.2	201.1	193.9	n.a.	n.a.	n.a.
Data usage (Mb/user)	2,805	3,600	4,150	4,152	4,383	4,694	5,120	5,532	5,166	5,645	5,906	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.2%	6.3%	5.9%	7.8%	6.6%	6.8%	6.5%	7.6%	6.6%	6.8%	7.9%	n.a.	n.a.	n.a.

(in **Local Currency** billions, unless stated otherwise, unaudited)

MOBILE	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	FY20	FY21	FY22
Total revenue	11.4	11.8	12.4	12.3	12.4	13.2	13.8	14.4	14.6	15.4	15.9	46	48	54
Service revenue	11.2	11.6	12.1	12.1	12.2	12.9	13.6	14.1	14.4	15.2	15.6	45	47	53
Data revenue	3.0	3.4	3.7	3.5	3.7	4.1	4.5	5.0	4.9	5.4	5.8	11	14	17
EBITDA	4.7	4.8	5.2	5.2	4.7	4.9	5.1	4.7	5.3	5.8	6.1	19	20	20
EBITDA margin (%)	41.1%	40.3%	42.5%	42.7%	38.2%	37.5%	37.2%	32.9%	36.3%	37.8%	38.5%	42.4%	41.6%	36.4%
EBIT (Operating profit)	1.6	0.9	1.2	1.2	0.9	0.5	10.7	(1.0)	(0.4)	(0.0)	0.6	6	5	11
CAPEX	2.2	1.3	1.0	3.0	4.0	5.0	4.8	4.4	3.1	4.0	2.2	11	8	18
Subscribers (mln)	34.3	34.4	34.8	35.1	35.9	36.3	37.0	37.6	38.7	39.1	39.9	33.2	35.1	37.6
ARPU (BDT)	111	113	117	115	114	119	123	121	126	130	132	n.a.	n.a.	n.a.
MOU (min)	223	220	221	219	213	216	216	208	202	201	194	n.a.	n.a.	n.a.
Data usage (Mb/user)	2,805	3,600	4,150	4,152	4,383	4,694	5,120	5,532	5,166	5,645	5,906	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.2%	6.3%	5.9%	7.8%	6.6%	6.8%	6.5%	7.6%	6.6%	6.8%	7.9%	n.a.	n.a.	n.a.

Additional KPI's

4G network coverage	67%	68%	69%	69%	72%	77%	79%	81%	82%	83%	86%	60%	69%	81%
4G mobile customer penetration (3 Months active)	26%	29%	33%	34%	35%	37%	40%	43%	45%	46%	49%	24%	34%	43%

Notes:

For definitions please see VEON Ltd.'s trading update published on its website on the date hereof

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 45 47 51 51 53 56 61 64 63 66 65 198 194 233 Service revenue 45 47 51 51 53 56 61 63 63 66 65 197 193 233 EBITDA 22.3 18.0 26.4 22.4 26.6 45.5 27.7 24.6 28.2 27.3 23.1 68 89 124 EBITDA margin (%) 49.5% 38.2% 51.7% 44.1% 50.3% 81.6% 45.6% 38.7% 44.5% 41.6% 35.8% 34.5% 45.9% 53.4% EBIT (Operating profit) 14.0 8.6 16.9 13.2 17.5 34.7 17.3 11.3 25.0 16.1 11.9 29 53 81 CAPEX 12 3 6 14 5 35 16 5 8 28 8 52 36 61 MOBILE Total revenue 45 47 51 50 53 56 61 63 63 66 65 196 193 232 Service revenue 45 47 51 50 53 56 61 63 63 66 65 196 193 232 Data revenue 28.7 30.7 30.9 32.1 36.1 38.3 42.1 42.9 43.9 45.2 47.2 111.0 122.4 159.5 Subscribers (mln) 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 6.8 7.1 8.4 ARPU (USD) 2.2 2.3 2.5 2.4 2.4 2.4 2.5 2.5 2.5 2.5 2.5 n.a. n.a. n.a. MOU (min) 681 733 737 730 684 697 677 655 632 613 661 n.a. n.a. n.a. Data usage (Mb/user) 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 13% 13% 14% 12% 11% 16% 13% 12% 11% 10% 11% n.a. n.a. n.a. FIXED-LINE Total revenue 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 1.1 0.9 0.7 Service revenue 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 1.1 0.9 0.7 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 FY20 FY21 FY22 Total revenue 474 495 543 545 581 620 665 710 720 750 768 1,985 2,057 2,575 Service revenue 473 494 542 543 580 620 664 707 720 749 768 1,978 2,053 2,572 EBITDA 235 189 281 240 292 502 303 275 320 312 275 680 944 1,372 EBITDA margin (%) 49.5% 38.2% 51.7% 44.1% 50.3% 81.0% 45.6% 38.7% 44.5% 41.6% 35.8% 34.2% 45.9% 53.3% EBIT (Operating profit) 147.2 90.2 179.8 141.7 191.9 381.7 189.7 126.0 283.5 183.6 142.4 285 559 889 CAPEX 128 34 65 151 57 390 180 54 87 326 96 529 379 681 MOBILE Total revenue 470 492 540 541 579 618 663 707 719 750 768 1,970 2,044 2,566 Service revenue 470 492 540 541 579 618 663 705 718 749 768 1,967 2,043 2,564 Data revenue 301.5 323.1 329.1 345.3 396.5 425.6 460.8 479.4 497.6 517.4 561.0 1,114 1,299 1,762 Subscribers (mln) 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 6.8 7.1 8.4 ARPU (UZS) 22,850 23,932 26,256 25,742 26,121 26,606 27,470 27,982 28,098 29,013 29,181 n.a. n.a. n.a. MOU (min) 681 733 737 730 684 697 677 655 632 613 661 n.a. n.a. n.a. Data usage (Mb/user) 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 13% 13% 14% 12% 11% 16% 13% 12% 11% 10% 11% n.a. n.a. n.a. FIXED-LINE Total revenue 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 1.2 0.0 0.0 11 9 8 Service revenue 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 1.2 0.0 0.0 11 9 8 Additional KPI's 4G network coverage 60% 61% 61% 62% 62% 67% 75% 78% 78% 78% 85% 52% 62% 78% 4G mobile customer penetration (3 Months active) 50% 54% 57% 61% 62% 62% 64% 66% 68% 69% 71% 46% 61% 66% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof